TELMEX SHAREHOLDERS' MEETINGS

Telefonos de Mexico, S.A. de C.V. holders of AA shares and A shares at their Annual Meeting held on April 29, 2003 approved the following issues:

The report by the Board of Directors regarding the performance of the Company and its operations for the fiscal year ended December 31, 2002; the financial statements to that date and the report by the Statutory Auditor in accordance with Article 172 of the Corporation General Law (Ley General de Sociedades Mercantiles).

The payment of a cash dividend of $0.62 pesos per share, from the Net Tax Profit Account divided in four equal payments of $0.155 pesos per share, each payable since June 19, 2003, September 18, 2003, December 18, 2003 and March 19, 2004, respectively. For holders of American Depositary Shares specifically, the corresponding record dates will be June 18, 2003, September 17, 2003, December 17, 2003 and March 18, 2004 and the payment dates will be since June 26, 2003, September 25, 2003 December 26, 2003 and March 26, 2004, respectively.

The motion to increase up to a maximum of 10 billion pesos, the amount of funds that can be allocated to purchase the Company's own shares was approved as of day that the Shareholders' Meetings were held and the adoption of other agreements regarding the corresponding repurchases of shares and the powers to carry them on, as well as any other related to the repurchase of shares.

The acts of the Board of Directors for fiscal year 2002 were ratified and in particular, of the resolutions made at the meeting held on March 13, 2002 regarding the obligation of the Company to withdraw liabilities of any person related with the acquisition and placement of repurchased shares.

The elected Board of Directors, Executive Committee and Statutory Auditors are as follows:

DIRECTORS

1.- CARLOS SLIM HELU

2.- CARLOS SLIM DOMIT

3.- EMILIO AZCARRAGA JEAN*

4.- JAIME CHICO PARDO

5.- ANTONIO COSIO ARIÑO*

6.- AMPARO ESPINOSA RUGARCIA*

7.- ELMER FRANCO MACIAS*

8.- ANGEL LOSADA MORENO*

9.- ROMULO O'FARRILL JR.*

10.- JUAN ANTONIO PEREZ SIMON*

11.- FERNANDO SENDEROS MESTRE*

12.- MARCO ANTONIO SLIM DOMIT

13.- JAMES W. CALLAWAY

14.- MARK E. ROYSE

15.- JANET M. DUNCAN

16.- RAFAEL KALACH MIZRAHI *

17.- RICARDO MARTIN BRINGAS *

ALTERNATE DIRECTORS

1.- PATRICK SLIM DOMIT

2.- ARTURO ELIAS AYUB

3- JORGE ESTEVE CAMPDERA*

4.- HUMBERTO GUTIERREZ-OLVERA Z.

5.- ANTONIO COSIO PANDO*

6.- ANGELES ESPINOSA RUGARCIA*

7.- AGUSTIN FRANCO MACIAS*

8.- JAIME ALVERDE GOYA*

9.- ANTONIO DEL VALLE RUIZ*

10.- JOSE KURI HARFUSH*

11.- FERNANDO SOLANA MORALES*

12.- EDUARDO VALDES ACRA

13.- CARLOS BERNAL VEREA*

14.- FEDERICO LAFFAN FANO*

15.- JORGE A. CHAPA SALAZAR

16.- BERNARDO QUINTANA ISAAC*

17.- FRANCISCO MEDINA CHAVEZ *

(*) Independent Directors in accordance with Article 14 Bis of the Securities Market Law (Ley del Mercado de Valores).

STATUTORY AUDITOR

ALBERTO TIBURCIO CELORIO

ALTERNATE STATURY AUDITOR

FERNANDO LOPEZ ESPINOSA

EXECUTIVE COMMITTEE DIRECTORS

CARLOS SLIM DOMIT.- President

JUAN ANTONIO PEREZ SIMON

JAIME CHICO PARDO

MARK E. ROYSE

EXECUTIVE COMMITTEE ALTERNATE DIRECTORS

MARCO ANTONIO SLIM DOMIT

ANTONIO COSIO ARIÑO

HUMBERTO GUTIERREZ OLVERA Z.

JANET M. DUNCAN

Jaime Chico Pardo, Adolfo Cerezo Perez, Sergio F. Medina Noriega y Rafael Robles Miaja were elected as Special Delegates in order to formalized and fulfill any resolutions of the Shareholders' Meeting.

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Telefonos de Mexico, S.A. de C.V. holders of L shares at their Annual Special Meeting held on April 29, 2003 approved Rafael Kalach Mizrahi(1) and Ricardo Martin Bringas(1) as Directors. Bernardo Quintana Isaac(1) and Francisco Medina Chavez(1) in substitution of

Jorge A. Chapa Salazar due to his resignation, were elected as Alternate Directors.

(1) Independent Directors in accordance with Article 14 Bis of the Securities Market Law (Ley del Mercado de Valores).

Jaime Chico Pardo, Adolfo Cerezo Perez, Sergio F. Medina Noriega y Rafael Robles Miaja

were elected as Special Delegates in order to formalize and fulfill any of the resolutions made by the Shareholders' Meeting.

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Telefonos de Mexico S.A. de C.V. informs that the Extraordinary General Shareholder's Meeting held on April 29, 2003 approved the following statutory clauses:

CLAUSE TWELVE. - The text of the third paragraph was modified and a fourth paragraph was added regarding the public offering that must be carried out, or in its case, previous to the cancellation of the subscription of the Company's shares in the Seccion de Valores del Registro Nacional de Valores, with the purpose of adjusting the bylaws according to the "General dispositions applicable to issuers of shares and other participants in the stock market", issued by the National Banking and Securities Commission (Comision Nacional Bancaria y de Valores) and published in the Official Gazette (Diario Oficial de la Federacion) on March 19, 2003 (hereinafter, "Circular Unica").

Another paragraph was added that established the applicable sanctions to the people or group of buyers who obtain or increase a significant participation in the Company, without, previously promoting an offer in accordance with the dispositions established in the "General applicable rules of shares, that must be revealed and of public offerings of the acquisition of shares, issued by the National Banking and Securities Commission (Comision Nacional Bancaria y de Valores) and published in the Official Gazette (Diario Oficial de la Federacion) on April 25, 2002.

A last paragraph was added to this clause with the purpose of including a prohibition to all of the Company's subsidiaries to invest in the Stockholders' equity of the Company, and any other Company that might be its subsidiary, with the purpose to comply with "Circular Unica".

CLAUSE THIRTEEN. - This clause was specifically added in respect to increases or decreases in variable capital, derived from the acquisition or placement the Company's own shares, an approval from the Stockholders' Meeting will not be needed and regarding variable capital decreases derived from the right to withdraw from the Stockholders, it will also not require the approval of the Stockholders' Meeting.

CLAUSE FOURTEEN. - The text of this clause was adjusted to comply with "Circular Unica" regarding the reimbursement in case that variable capital Stockholders' exercise the right to withdraw, that establishes what currently is expressed in "Circular Unica", in the sense that the reimbursement will be paid according to the lowest value of the two following cases: 95% (ninety five percent) of the market value obtained by the weighted average price by the volume of operations carried out in the last 30 days that the Company's shares might have been traded, previous to the date in which the withdrawal should be executed during a period that cannot be longer than 6 months; or the accounting value of the shares according to the balance sheet corresponding to the end of the previous exercise in which the separation shall be executed, with the previous approval of the General Ordinary Stockholders' Meeting.

CLAUSE THIRTYONE. - Its current last paragraph was transferred to a new clause of the bylaws, which will become Transitory Clause Thirty-one Bis. Such paragraph, in a general manner, refers to the implications derived from the lack of observance of the Board of Directors integration requirements established by the Corporation General Law (Ley del Mercado de Valores) and the obligation to present the Audit Committee's report to the Shareholders' Meeting.

CLAUSE THIRTYSIXTH. - It was established that in order to comply with "Circular Unica", that the Audit Committee will have the function to express an opinion about the Company's subsidiaries operations that are pretended to be carried out with related people or that imply to compromise its patrimony, and that the Board of Directors will have the authority to approve them. Also it was modified, in order to include the required dispositions by "Circular Unica", which establishes the measures to provide the necessary means of the operations that its subsidiaries pretend to celebrate with related people or those who compromise their patrimony in order to request an opinion from the Audit Committee and the approval of Board of Directors.

CLAUSES: EIGHT, EIGHTEEN, TWENTYSEVEN, THIRTYTHREE, THIRTYFOUR, THIRTYFIVE, THIRTYSEVEN AND THIRTYNINE.-Provide the integration and functions of the member of the Board of Directors .

Jaime Chico Pardo, Adolfo Cerezo Perez, Sergio F. Medina Noriega and Rafael Robles Miaja were elected as Special Delegates in order to formalize and fulfill any of the resolutions made by the Shareholders' Meeting.